UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

William Lyon Homes
(Name of Issuer)

         Class A Common Stock
(Title of Class of Securities)

      552074700
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

               May 15, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 552074700

1	NAME OF REPORTING PERSON Paulson Property Management II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,322,667 (See Note 1 to Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,322,667 (See Note 1 to Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,322,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON OO

This Schedule 13D reflects the shares of Class A Common Stock (as defined below) held by the Reporting Person identified below as of May 27, 2013.

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the shares of Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of William Lyon Homes (“Issuer”).  The principal executive offices of Issuer are located at 4695 MacArthur Court, 8th Floor, Newport Beach, California 2660.

Item 2.  Identity and Background

(a).         NAME

Paulson Property Management II LLC (the “Reporting Person” or “Paulson Property Management”)

(b).         RESIDENCE OR BUSINESS ADDRESS

1251 Avenue of the Americas, New York, New York 10020.

(c).         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Paulson Property Management is an affiliate of Paulson & Co. Inc.  Paulson & Co. Inc. is an investment advisor registered under the Investment Advisors Act of 1940 that furnishes investment advice and manages various onshore and offshore investment funds and separately managed accounts (collectively, the “Funds”).  As the President and sole Director of Paulson & Co. Inc., John Paulson may be deemed to have voting and/or investment power over such shares owned by the Funds.  Paulson Property Management is the general partner of Paulson Real Estate Fund II, L.P. (the “Real Estate Fund II”), which is the parent of WLH Recovery Acquisition LLC (“WLH Recovery”).  The Reporting Person is controlled by entities controlled by John Paulson.

(d), (e).                CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, neither the Reporting Person nor any person identified in Item 2(c) has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f).           CITIZENSHIP

The Reporting Person is a Delaware limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration

The consideration for the purchase of the shares of Class A Common Stock reported herein by the Reporting Person was derived from available capital of Real Estate Fund II through WLH  Recovery, and a total of approximately $30,000,000 was paid to acquire such shares.

Item 4.  Purpose of Transaction

The Reporting Person acquired the shares of Class A Common Stock for the Fund for investment purposes in the ordinary course of business.

The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate any purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person and the Fund, market conditions or other factors.  The Reporting Person may communicate with the Issuer’s management and/or Board of Directors (the “Board”) or with other shareholders or third parties to discuss any purposes, plans or proposals.

On May 15, 2013, WLH Recovery, Lyon Shareholder 2012, LLC (“Lyon Investor”) and funds and accounts managed by Luxor Capital Group, LP (“Luxor Investor”) entered into a voting agreement with respect to the securities of the Issuer (the “Voting Agreement”).  Pursuant to the terms of the Voting Agreement, each party to the Voting Agreement agreed to vote its voting shares for one (1) director candidate proposed by WLH Recovery, three (3) director candidates proposed by the Luxor Investor, and two (2) director candidates proposed by the Lyon Investor to be elected to the Board at any annual or special meeting of the stockholders of the Issuer.  The obligation to vote for such candidates is subject to the terms and conditions set forth in the Voting Agreement, including certain ownership thresholds.  The foregoing description of the Voting Agreement is qualified in its entirety by the Voting Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

Michael Barr, an employee of Paulson and Co. Inc., an affiliate of the Reporting Person, is a member of the Board.

Item 5.  Interest in Securities of the Issuer

(a)  Amount beneficially owned: 3,322,667 (see Note 1)
                       Percent of class: 10.6%

                (b)  Number of shares of Class A Common Stock as to which Paulson has:
 (i) Sole power to vote or direct the vote: 3,322,667 (see Note 1)
 (ii) Shared power to vote or direct the vote: 0
 (iii) Sole power to dispose or direct the disposition: 3,322,667 (see Note 1)
 (iv) Shared power to dispose or direct the disposition: 0

(c).  On May 21, 2013, shares of Class C Common Stock of the Issuer held for the Fund automatically converted into 1,475,625 shares of the Issuer’s Class A Common Stock upon the closing of the Issuer’s initial public offering.  Except for the transaction described in the preceding sentence, there have been no transactions in the Class A Common Stock that were effected by the Reporting Person during the past sixty days.

(d).  Not applicable.

(e).  Not applicable.

Note 1: Paulson Property Management is the general partner of Real Estate Fund II, which is the parent of WLH Recovery.  In its role as general partner, the Reporting Person possesses voting and investment power over the securities of the Issuer described in this Schedule that are owned by WLH Recovery.  The pecuniary interest of all securities reported in this Schedule is owned by WLH Recovery.  Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all securities reported in this Schedule.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Voting Agreement, which is incorporated herein by reference, the Reporting Person has not entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit A – Voting Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 28, 2013

PAULSON & CO. INC.

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:    General Counsel &
    Chief Compliance Officer

EXHIBIT A

WILLIAM LYON HOMES

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of May 15, 2013, by and among the Luxor Investors listed on Schedule A hereto (each a “Luxor Investor” and collectively the “Luxor Investors”), Lyon Shareholder 2012, LLC, a Delaware limited liability company (the “Lyon Investor”), and WLH Recovery Acquisition LLC, a Delaware limited liability company (the “Paulson Investor”).  The Luxor Investors, the Lyon Investor and the Paulson Investor are individually referred to herein as a “Party” and are collectively referred to herein as the “Parties.”

RECITALS

WHEREAS, William Lyon Homes, a Delaware corporation (the “Company”) is proposing to engage in a public offering of certain of its shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), and certain of the Luxor Investors are seeking to sell certain of their shares of Class A Common Stock pursuant to such public offering (the “Offering”);

WHEREAS, in connection with the Offering, the Company proposes to file with the Delaware Secretary of State the Company’s Third Amended and Restated Certificate of Incorporation (the “Certificate Amendment”) to, among other things, amend certain of the voting and other terms of the Class B Common Stock, par value $0.01 per share, of the Company (the “Class B Common Stock”);

WHEREAS, in connection with the Offering and the Certificate Amendment, the Parties desire to agree among themselves as to the terms and conditions pursuant to which the Parties shall vote their shares of the Company’s voting stock in favor of electing to the Company’s board of directors (the “Board”) certain individuals proposed by the Parties.

NOW, THEREFORE, in consideration of the foregoing premises and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.  Agreement to Vote.  Each Party hereby agrees, on behalf of itself and any Affiliate (as defined below) of such Party that is a subsequent transferee or assignee of any such shares of Class A Common Stock, Class B Common Stock, and any other voting capital stock of the Company presently owned of record or beneficially by such Party, to hold all of the shares of Class A Common Stock, Class B Common Stock, and such other voting capital stock of the Company and any other voting securities of the Company of which such Party or Affiliated transferee or assignee of such Party becomes the record or beneficial owner in the future (and any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution for such securities) (collectively, the “Shares”) subject to, and to vote the Shares at a regular or special meeting of stockholders (or by written consent) in accordance with, the provisions of this Agreement; provided, however, that following a sale or other transfer of Shares by a Party to a person or entity that is not an Affiliate of such Party, the non-Affiliated purchaser or other transferee of such Shares shall not be required to vote such Shares in accordance with, or otherwise be entitled to the rights or subject to the obligations set forth in, the provisions of this Agreement.  For purposes of this Agreement, (a) a person or entity shall be considered to be an “Affiliate” of, or “Affiliated” with, a Party if such person or entity, directly or indirectly, is in control of, or is controlled by, such Party, and (b) “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.

2.        Election of Directors.

(a)     Paulson Director.  In any election of directors of the Company to elect members of the Board, each of the Luxor Investors and the Lyon Investor shall vote at any regular or special meeting of stockholders (or by written consent) such number of Shares then owned of record or beneficially by it (or as to which it then has voting power) in favor of the election as one (1) of the directors an individual proposed by the Paulson Investor; provided, however, that if at any time the aggregate number of Shares beneficially owned by the Paulson Investor together with any Affiliated assignee or transferee of the Paulson Investor is less than 50% of the number of Shares set forth opposite the Paulson Investor’s name on Schedule B hereto, then the obligations of each of the Luxor Investors and the Lyon Investor under this Section 2(a) to vote their Shares in favor of any individual proposed by the Paulson Investor, together with the obligations of the Luxor Investors and the Lyon Investor under each of Sections 2(d) – (g) hereof with respect to the Paulson Investor, shall thereupon terminate and cease to be of any further force or effect.

(b)  Luxor Directors.  In any election of directors of the Company to elect members of the Board, each of the Paulson Investor and the Lyon Investor shall vote at any regular or special meeting of stockholders (or by written consent) such number of Shares then owned of record or beneficially by it (or as to which it then has voting power) in favor of the election as three (3) of the directors individuals proposed by the Luxor Investors; provided, however, that (i) if at any time the aggregate number of Shares beneficially owned by the Luxor Investors together with any Affiliated assignee or transferee of the Luxor Investors is less than 8,734,545 Shares but greater than or equal to 4,367,272 Shares, then the Paulson Investor and the Lyon Investor shall thereafter be obligated under this Section 2(b) to vote their Shares in favor of the election as directors of only two (2) individuals proposed by the Luxor Investors, (ii) if at any time the aggregate number of Shares beneficially owned by the Luxor Investors together with any Affiliated assignee or transferee of the Luxor Investors is less than 4,367,272 Shares but greater than or equal to 2,882,424 Shares, then the Paulson Investor and the Lyon Investor shall thereafter be obligated under this Section 2(b) to vote their Shares in favor of the election as a director of only one (1) individual proposed by the Luxor Investors, and (iii) if at any time the aggregate number of Shares owned by the Luxor Investors together with any Affiliated assignee or transferee of the Luxor Investors is less than 2,882,424 Shares, then the obligations of the Paulson Investor and the Lyon Investor under this Section 2(b) to vote their Shares in favor of any individual proposed by the Luxor Investors, together with the obligations of the Paulson Investor and the Lyon Investor under each of Sections 2(d) – (g) hereof with respect to the Luxor Investors, shall thereupon terminate and cease to be of any further force or effect.  All references to actual Share amounts in this Section 2(b) are made to the number of Shares held by the Luxor Investors prior to the Offering, and immediately following the Offering, such Share amounts shall be adjusted to reflect the number of Shares held by the Luxor Investors after taking into account any reverse share splits or conversions made in connection with the Offering.

(c)      Lyon Directors.  In any election of directors of the Company to elect members of the Board, each of the Paulson Investor and the Luxor Investors shall vote at any regular or special meeting of stockholders (or by written consent) such number of Shares then owned of record or beneficially by it (or as to which it then has voting power) in favor of the election as two (2) of the directors individuals proposed by the Lyon Investor; provided, however, that if at any time the aggregate number of Shares owned by the Lyon Investor together with any Affiliated assignee or transferee of the Lyon Investor is less than 50% of the number of Shares set forth opposite the Lyon Investor’s name on Schedule B hereto, then the obligations of each of the Paulson Investor and the Luxor Investors under this Section 2(c) to vote their Shares in favor of any individual proposed by the Lyon Investor, together with the obligations of the Paulson Investor and the Luxor Investors under each of Sections 2(d) – (g) hereof with respect to the Lyon Investor, shall thereupon terminate and cease to be of any further force or effect.

(d)      No Party, either directly or through any of its nominees on the Board, without the affected Party’s prior written approval, shall take any action that would have the intent or effect of reducing any of the rights of any other Party hereto with respect to representation on the Board, including by voting to increase or decrease the size of the Board in such a way that adversely and disproportionately affects any other Party’s representation on the Board.

(e)  Upon the resignation, retirement, removal or death of any director (the “Former Director”) elected pursuant to Sections 2(a) – (c) hereof, the Parties shall request their respective nominees on the Board to take all necessary corporate action to fill such vacancy caused thereby with a designee proposed by the Party that nominated the Former Director.

(f)  Solely for purposes of confirming the number of Shares at any time owned by a Party for purposes of this Section 2, each Party agrees that, to the extent current Share ownership information with respect to such Party is not already contained in publicly available reports or schedules filed by such Party with the Securities and Exchange Commission, such Party will, promptly following the receipt of a written request from any other Party to this Agreement, deliver to the Party that made the request a certificate, signed by a duly authorized representative of the receiving Party and certifying as to the number of Shares then owned beneficially and of record by the receiving Party and any Affiliated assignees or transferees of the receiving Party.

(g)  Each Party hereby covenants for the benefit of the other Parties to this Agreement that, during the term of this Agreement, such Party will not, with respect to any Shares then beneficially owned by such Party, grant any proxy or enter into any voting or similar agreement that conflicts or is otherwise inconsistent with the voting obligations of such Party under this Agreement.

3.      No Liability for Election of Recommended Directors.  No Party, nor any officer, director, stockholder, partner, employee or agent of any such Party, makes any representation or warranty as to the fitness or competence of the nominee of any Party hereunder to serve on the

Company’s Board by virtue of such Party’s execution of this Agreement or by the act of such Party in voting for such nominee pursuant to this Agreement.

4.     Specific Enforcement.  It is agreed and understood that monetary damages would not adequately compensate an injured Party for the breach of this Agreement by any other Party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order.  Further, each Party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

5.     Captions.  The captions, headings and arrangements used in this Agreement are for convenience only and do not in any way limit or amplify the terms and provisions hereof.

6.     Notices.  All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given:  (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the respective parties at the addresses set forth on the signature pages attached hereto (or at such other addresses as shall be specified by notice given in accordance with this Section 6).

7.     Term.

(a) This Agreement shall automatically terminate upon the date which is the earliest of: (i) the date on which the Lyon Investor, together with its Affiliates, ceases to own any shares of Class B Common Stock, or (ii) the date on which at least two of the Parties, together with their respective Affiliates, cease to own the minimum number of Shares required under the respective provisions of Sections 2(a) – (c) hereof to obligate the other Parties hereto to vote their Shares in favor of the election as a director of at least one (1) individual proposed by such Party, or (iii) during any period following a termination of this Agreement as to the Paulson Investor pursuant to Section 7(b) hereof, the date on which either the Lyon Investor, on the one hand, or the Luxor Investors, on the other hand, together with their respective Affiliates, cease to own the minimum number of Shares required under the respective provisions of Section 2(b) or Section 2(c) hereof to obligate the other Party to vote its Shares in favor of the election as a director of at least one (1) individual proposed by such first Party.

(b) In the event that the Paulson Investor ceases to own at least 10% of the then outstanding Shares in the Company (disregarding any Shares, the beneficial ownership of which may be attributed to the Paulson Investor by reason of this Agreement), the Paulson Investor may, after providing no less than fifteen (15) days’ notice to the other Parties, unilaterally elect to terminate this Agreement as to itself only, including (without limitation) (1) the Paulson Investor’s right under Section 2(a) hereof to propose a director and as to the other Parties’ obligations under such Section 2(a) to vote for such director and (2) the Paulson Investor’s obligations under Sections 2(b) and 2(c) hereof to vote for the other Parties’ proposed directors.  Upon such election, the Paulson Investor shall cause any person that is then serving as director at its request pursuant to Section 2 of this Agreement to resign from the Board, effective as of the date of resignation set forth in the notice referenced above, and shall not have any further rights or obligations under this Agreement, including rights under Section 2(e) of this Agreement or otherwise to nominate or propose a new individual to fill the vacancy caused thereby.

8.  Manner of Voting.  The voting of shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.

9.      Amendments and Waivers.  Any term hereof may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Paulson Investor, the holders of a majority of the then outstanding voting securities held by the Luxor Investors and the holders of a majority of the then outstanding voting securities held by the Lyon Investor.  Any amendment or waiver so effected shall be binding upon all the Parties hereto.

10.    Stock Splits, Stock Dividends, etc.  In the event of any issuance of shares of the Company’s voting securities hereafter to any of the Parties hereto (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization or the like), such shares shall become subject to this Agreement.

11.    Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

12.    Successors.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, assigns, administrators, executors and other legal representatives except as otherwise provided in Section 1 hereof.  In the event a Party transfers or assigns ownership of any Shares to an Affiliate of such Party during the term of this Agreement, the transferring Party hereby undertakes to cause such Affiliate to deliver to the other Parties to this Agreement, contemporaneously with such transfer or assignment, a signed instrument confirming such Affiliate’s agreement to be bound by the terms of this Agreement with respect to the Shares so transferred or assigned as and to the same extent as the transferring Party.

13.    Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law principles thereof.

14.    Entire Agreement.  This Agreement is intended to be the sole agreement of the Parties as it relates to the subject matter hereof and supersede all other agreements of the Parties relating to the subject matter hereof.

15.    Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

16.    Securities Law Filings.  Each of the Luxor Investors, the Lyon Investor and the Paulson Investor shall be responsible for its own securities law filings pertaining to its ownership of Shares.  None of the Parties hereto shall be under any obligation to file jointly with any other Party.

17.    Effective Time.  The covenants, agreements, rights and obligations of the Parties set forth in this Agreement shall be effective as of the filing of the Certificate Amendment by the Company with the Delaware Secretary of State, but conditioned upon the initial closing of the Offering.  If for any reason the Company has not filed the Certificate Amendment or the initial closing of the Offering has not occurred by 5 p.m. PDT on May 31, 2013, this Agreement shall be deemed to be null and void, and of no force or effect.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

PAULSON INVESTOR: WLH RECOVERY ACQUISITION LLC By: /s/ Jonathan Shumaker Name: Jonathan Shumaker Title: Authorized Signatory Address: 1251 Avenue of the Americas New York, NY 10020

Signature Page to Voting Agreement

LUXOR INVESTORS:

LUXOR CAPITAL II COMPANY

By:       /s/ Christopher Isaacs
Name:      Christopher Isaacs
Title:        Treasurer

Address:

C/O Luxor Capital Group, LP
1114 Avenue of the Americas, 29th Floor
New York, NY  10036

LUXOR CAPITAL PARTNERS, LP

By:  LCG Holdings, LLC, as General Partner

By:       /s/ Adam Miller
Name:      Adam Miller
Title:        Chief Operating Officer

Address:

C/O Luxor Capital Group, LP
1114 Avenue of the Americas, 29th Floor
New York, NY  10036

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP By: LCG Holdings, LLC, as General Partner By: /s/ Adam Miller Name: Adam Miller Title: Chief Operating Officer

Signature Page to Voting Agreement

Address: C/O Luxor Capital Group, LP 1114 Avenue of the Americas, 29th Floor New York, NY 10036

LUXOR WAVEFRONT, LP

By:  LCG Holdings, LLC, as General Partner

By:       /s/ Adam Miller
Name:      Adam Miller
Title:        Chief Operating Officer

Address:

C/O Luxor Capital Group, LP
1114 Avenue of the Americas, 29th Floor
New York, NY  10036

OC 19 MASTER FUND, L.P.-LCG

By:  LCG OC GP, LLC, as General Partner

By:       /s/ Adam Miller
Name:      Adam Miller
Title:        Manager

Address:

C/O Luxor Capital Group, LP
1114 Avenue of the Americas, 29th Floor
New York, NY  10036

Signature Page to Voting Agreement

LYON INVESTOR: LYON SHAREHOLDER 2012, LLC By: /s/ William H. Lyon Name: William H. Lyon Title: Manager Address: 4695 MacArthur Court, 8th Floor Newport Beach, California 92660

Signature Page to Voting Agreement

SCHEDULE A

Luxor Capital II Company

Luxor Capital Partners, LP

Luxor Spectrum Offshore Master Fund, LP

Luxor Wavefront, LP

OC 19 Master Fund, L.P.-LCG

SCHEDULE B

CAPITALIZATION TABLE

Stockholder	Total Number of Shares Held
Paulson Investor	3,322,667
Lyon Investor	3,813,884
Luxor Investors	8,734,545